Exhibit 99.2

JMU Limited

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: JMU)

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NOTICE OF ANNUAL GENERAL MEETING

To be held on December 20, 2018

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of JMU Limited (the “Company”) will be held at North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China on December 20, 2018 at 10:00 a.m. (local time), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions or, as the case may be, special resolution:

ORDINARY RESOLUTIONS

1. Reelection of Ms. Xiaoxia Zhu as a director of the Company;

2. Reelection of Mr. Tianruo (Robert) Pu as a director of the Company;

3. Reelection of Ms. Hua Zhou as a director of the Company; and

4. Reelection of Ms. Xiaoyu Li as a director of the Company.

5. Re-designation of each Class I Director and Class III Director of the Company into a Director.

Certain biographic information of Ms. Xiaoxia Zhu, Mr. Tianruo (Robert) Pu, Ms. Hua Zhou and Ms. Xiaoyu Li is set out in Exhibit A.

SPECIAL RESOLUTION

6. The Third Memorandum and Articles of Association of the Company be amended in the manner as set out in Exhibit B; and that the Fourth Memorandum and Articles of Association of the Company which consolidates all of the proposed amendments referred to in Exhibit B , a copy of which is produced to the Meeting and marked “A” and initialed by the chairman of this AGM for the purpose of identification, be approved and adopted as the Fourth Amended and Restated Memorandum and Articles of Association of the Company in substitution for and to the exclusion of the Third Amended and Restated Memorandum and Articles with effect from the closure of the AGM.

The meeting will also transact any other business properly brought before the meeting.

The board of directors of the Company has fixed the close of business on November 21, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend, and to vote at, the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person but must act through Citibank, N.A., the depositary of the Company’s ADS program to exercise their voting rights for the underlying ordinary shares. In order to assist us in our preparation for the annual general meeting, please RSVP by email to zhangluna@ccjmu.com.

Holders of the Company’s ordinary shares or ADSs may access the Company’s annual report on Form 20-F for the year ended December 31, 2017 (the “20-F”) on the investor relations section of our website at http://ir.ccjmu.com, and may obtain a hard copy of the 20-F free of charge upon request in writing to Investor Relations Department, JMU Limited, North Guoquan Road 1688 Long, No. 75, Building A8, 6F, Yangpu District, Shanghai, People’s Republic of China, or by email to zhangluna@ccjmu.com.

By Order of the Board of Directors,
JMU Limited

By:	/s/Xiaoxia Zhu
Name:	Xiaoxia Zhu
Title:	Chairperson of the Board of Directors and Chief Executive Officer

Shanghai, China

November 19, 2018

Exhibit A

Biographic Information of The

Retiring Directors Standing For Re-Election

Ms. Xiaoxia Zhu has served as the co-chairperson of our board of directors since June 2015. She was our co-chief executive officer from June 2015 to September 2015, and has served as our chief executive officer since then. Ms. Zhu has over 21 years of experiences on Chinese hotels and restaurant management and the internet startups. In 2013, Ms. Zhu, Ms. Huimin Wang and over 40 leading catering and hotel brands across China, jointly founded JMU. Ms. Zhu is also the vice chairwoman of China Hotel Association. From 1998 to current, Ms. Zhu founded and served as chief executive officer and chairwoman of Zhejiang Sunward Fishery Restaurant Group Co., Ltd. where she successfully expanded its business operations across multiple regions and brands to become what is now among China’s top 100 catering enterprises.

Mr. Tianruo (Robert) Pu has served as our independent director since April 2015. Mr. Pu has also served as the chief financial officer of Zhaopin Limited, an NYSE listed company, since January 2016 and a director of Renren Inc., an NYSE listed company since December 2016. Previously, Mr. Pu served as a director of UTStarcom Holdings Corporation, a Nasdaq listed company, from November 2011 to August 2014 and its Chief Financial Officer from October 2012 to August 2014. Mr. Pu served as the Chief Financial Officer of China Nuokang Biopharmaceutical Inc., a Nasdaq listed company, from September 2008 to June 2012. Prior to Nuokang Biopharmaceutical Inc., Mr. Pu was Chief Financial Officer of Global Data Solutions, a Chinese information technology services company, from June 2006 to August 2008. Prior to Global Data Solutions, Mr. Pu had gained various accounting and finance experiences in both China and the United States. Mr. Pu received an MBA degree from Northwestern University’s Kellogg School of Management, a Master of Science degree in accounting from the University of Illinois and a Bachelor of Arts degree in English from China Foreign Affairs College.

Ms. Hua Zhou has served as our director since May 2018. Ms. Zhou has over 10 years of experience in client and partner relationship management, M&A and marketing. She served as the Company’s Sales Manager from 2011 to 2015. Since 2017, Ms. Zhou works as the Vice President of Strategic Partnership at Beijing Galaxy Fintech Group, a fin-tech company providing finance-related solutions to micro, small and medium enterprises. From 2015 to 2017, she worked as the Chief Executive Officer at iBeacon, a data-based marketing platform providing market targeting services to retailers. From 2009 to 2011, Ms. Zhou worked as the Director of Sales at WeLink Group. Prior to that, Ms. Zhou worked as Director of Clients at Focus Wireless Media, starting from 2007. Ms. Zhou holds a college degree from the China University of Petroleum

Ms. Xiaoyu Li has served as our director since May 2018. Ms. Li has extensive experience in investor relations and investment. She worked at the Company’s investor relations department from 2012 to 2013. Since 2015, she works as the Investor Manager in Galaxy Internet, an online investment platform for entrepreneurs. Ms. Li holds a master’s degree in finance from University of Illinois at Urbana-Champaign, and a bachelor’s degree in economics from University of Minnesota.

Exhibit B

Proposed Amendments to the Third Amended and Restated Memorandum and Articles of Association

1.	In view of the recent amendments to the Companies Law of the Cayman Islands, it is proposed that all references to the “Companies Law (2013 Revision)” in the third amended and restated memorandum of association be deleted in its entirety and replaced by the “Companies Law (2018 Revision)”.

2.	Article 56 of the Third Amended and Restated Articles of Association (the “Articles”) be deleted in its entirety and replaced by the following:

“The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it.”

3.	Article 86(1) of the Articles be deleted in its entirety and replaced by the following:

“Unless otherwise determined by the Members in general meeting, the number of Directors shall not be less than three (3). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall hold office until their successors are elected or appointed or their office is otherwise vacated.”

4.	Article 86(3) of the Articles be deleted in its entirety and replaced by the following:

The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed by the Board to fill a casual vacancy shall hold office for the remaining term of the Director in whose place he is appointed and shall be eligible for re-election at the expiry of the said term.

5.	Article 87 and Article 88 of the Articles be deleted in their entirety.